Exhibit 99.1

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT, dated as of January 6, 2010, is made

AMONG:

RARE ELEMENT RESOURCES LTD. a company incorporated pursuant to the laws of British Columbia and having an office at 410-325 Howe Street, Vancouver, British Columbia;

(“Rare Element”);

AND:

ALTIUS RESOURCES INC., a company incorporated pursuant to the laws of Newfoundland and having an office at Suite 202, Kenmount Business Centre, St. John’s, Newfoundland;

(“Altius”);

WHEREAS:

A.

Altius is the legal and beneficial owner of certain map-staked mineral licenses comprising the Nuiklavik Property located in northern Labrador, Canada (the “Mineral Licenses”), as more particularly described in Schedule “A” to this Agreement; and

B.

Rare Element wishes to purchase the Mineral Licenses from Altius, subject to the Royalty, in consideration for 200,000 of its common shares.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual conditions and agreements in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.

DEFINITIONS

For the purposes of this Agreement the following words and phrases shall have the following meanings:

(a)

“Applicable Mining Regulatory Authorities” means that mining regulatory authorities having jurisdiction in respect of the referenced matter;

(b)

“Closing” means the execution of the Transfer Documents and the payment of the Purchase Price as contemplated in this Agreement;

(c)

“Closing Date” means January 18, 2010 or such other date as agreed to by Rare Element and Altius;

(d)

“Closing Deliverables” means the documentation to be delivered at Closing, as indicated in section 6 hereof;

(e)

“Hazardous Substance” means any substance or material that is or becomes prohibited, controlled or regulated by any municipal, local or other level of government and any government agency, body, corporation, organization, department, official or authority responsible for administering or enforcing any law and includes any toxic substance, waste and dangerous goods;

(f)

“Mineral Licenses” means the Mineral Licenses identified in Schedule “A” hereto, and all other mining interests derived from any such licenses;

(g)

“Minerals” shall mean raw ores, concentrates, precipitates, leach liquor, metals, ore and mineral materials of every kind and character and all other naturally-occurring products contained within the Mineral Licenses which are sold by Rare Element to third parties (excluding only sand and gravel and other common non-metallic materials);

(h)

“Person” means any individual, partnership, company, corporation, unincorporated association, person, government or governmental agency, authority or entity howsoever designated or constituted;

(i)

“Purchase and Sale” means the transaction that is the subject of this Agreement;

(j)

“Purchase Price” means the purchase price for the Mineral Licenses to be satisfied by the issuance of the Purchase Shares;

(k)

“Purchase Shares” means the 200,000 common shares of Rare Element to be issued in consideration for the Purchase Price;

(l)

“Reporting Jurisdictions” means the Provinces of British Columbia and Alberta;

(m)

“Royalty” has the meaning assigned to such term in the Royalty Schedule attached to this Agreement as Schedule “B”;

(n)

“Transfer Documents” means all the necessary documentation required in order to transfer legal title to the Mineral Licenses from Altius to Rare Element and for Rare Element to purchase and acquire from Altius the Mineral Licenses, free and clear of all encumbrances for the Purchase Price, under the terms and conditions set out in section 4 hereof; and

(o)

“TSXV” means the TSX Venture Exchange.

2.

REPRESENTATIONS AND WARRANTIES OF ALTIUS

2.1

Altius represents and warrants to Rare Element that:

(a)

it is a valid and subsisting corporation duly incorporated and in good standing under the laws of its jurisdiction of incorporation;

(b)

it has full power and authority to carry on its business, to enter into this Agreement and to carry out and perform all of its obligations and duties hereunder;

(c)

it is the current legal and beneficial owner of the Mineral Licenses;

(d)

it has duly obtained all corporate and regulatory authorizations for the execution, delivery and performance of this Agreement, except for the authorization to be granted by the Applicable Mining Regulatory Authorities to which section 5 refers;

(e)

this Agreement has been duly executed and delivered by it and is valid, binding and enforceable against Altius in accordance with its terms;

(f)

the Mineral Licenses are free and clear of any liens and all encumbrances;

(g)

no Person other than Altius has any proprietary interest in the Mineral Licenses. No Person other than Altius in respect of the Royalty is entitled to any royalty or other payment in the nature of rent or royalty on any Minerals, metals or concentrates or any other such products removed or produced from the Mineral Licenses;

(h)

there are no actual or pending proceedings for, and Altius is not aware of any basis for, the institution of any proceedings leading to the placing of Altius in bankruptcy or subject to any other laws governing the affairs of insolvent parties;

(i)

it has made available to Rare Element all material information in its possession or under its control relating to the Mineral Licenses;

(j)

to the best of its knowledge, there are no legal, administrative, arbitration or other proceedings, claims or actions of any nature or investigation pending or threatened against or involving the Mineral Licenses or which questions or challenges the validity of this Agreement or any action taken or to be taken by Altius pursuant to this Agreement;

(k)

to the best of its knowledge, there has been no adverse claim or challenge against or to the ownership of or title to any part of the Mineral Licenses and to the best of its knowledge, there is no basis for such adverse claim or challenge;

(l)

to the best of its knowledge, no claim has ever been asserted for losses of any kind as a direct or indirect result of the presence, or risk of presence, on or under, or the escape, seepage, leakage, spillage, discharge, emission or release, or risk of any of such situations, from the lands over which the Mineral Licenses exist, of any Hazardous Substance;

(m)

it has not received notice of any breach, violation or default with respect to the Mineral Licenses;

(n)

it does not have any information or knowledge of any facts pertaining to the Mineral Licenses not disclosed to Rare Element, which if known to Rare Element might reasonably be expected to deter Rare Element from completing the transaction contemplated hereby; and

(o)

there is no Person acting or purporting to act at the request of Altius who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated herein.

2.2

The representations and warranties contained in section 2.1 are provided for the exclusive benefit of Rare Element and the correctness of each such representation and warranty is a condition upon which Rare Element is relying upon in entering into this Agreement. A breach of any one or more representations or warranties may be waived by Rare Element in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty and the representations and warranties contained in section 2.1 will survive the execution and delivery of this Agreement notwithstanding any independent investigations Rare Element may make. Altius agrees to indemnify and hold harmless Rare Element from all losses actually incurred by Rare Element in connection with a breach of any representation or warranty made by Altius and contained herein, provided that such representations and warranties shall only have a survival period that terminates one year following the execution of the Transfer Documents.

3.

REPRESENTATIONS AND WARRANTIES OF RARE ELEMENT

3.1

Rare Element represents and warrants to Altius that:

(a)

it is a valid and subsisting corporation duly incorporated and in good standing under the laws of its jurisdiction of incorporation;

(b)

it has the full power and authority to carry on its business, to enter into this Agreement and to carry out and perform all of its obligations and duties hereunder;

(c)

it is a reporting issuer in the Reporting Jurisdictions and will have been a reporting issuer in at least one jurisdiction of Canada for the four months immediately preceding the Closing, the common shares of Rare Element are listed on the TSXV, and to the best of its knowledge, Rare Element is not in default of any of the requirements of the securities legislation of the Reporting Jurisdictions or any of the administrative policies or notices of the TSXV;

(d)

the Purchase Shares upon issuance, will be duly and validly issued as fully paid and non-assessable common shares of Rare Element;

(e)

it has duly obtained all corporate and regulatory authorizations for the execution, delivery and performance of this Agreement; and

(f)

this Agreement has been duly executed and delivered by Rare Element and is valid, binding and enforceable against Rare Element in accordance with its terms.

3.2

The representations and warranties contained in section 3.1 are provided for the exclusive benefit of Altius and the correctness of each such representation and warranty is a condition upon which Altius is relying upon in entering into this Agreement. A breach of any one or more representations or warranties may be waived by Altius in whole or in part at any time without prejudice to their rights in respect of any other breach of the same or any other representation or warranty and the representations and warranties contained in section 3.1 will survive the execution and delivery of this Agreement notwithstanding any independent investigations Altius may make. Rare Element agrees to indemnify and hold harmless Altius from all losses actually incurred by Altius in connection with a breach of any representation or warranty made by Rare Element and contained herein, provided that such representations and warranties shall only have a survival period that terminates one year following the execution of the Transfer Documents.

4.

PURCHASE AND SALE

4.1

Upon and subject to the terms and conditions of this Agreement, on the Closing Date Altius shall execute any document required to be signed to transfer the Mineral Licenses to Rare Element whereby Altius shall sell and transfer the Mineral Licenses to Rare Element and Rare Element shall purchase and acquire from Altius the Mineral Licenses, free and clear of all encumbrances, subject to the Royalty, in consideration for the Purchase Price payable by Rare Element.

4.2

The Purchase Price for the Mineral Licenses will be satisfied by the issuance of the Purchase Shares to Altius on the Closing Date.

4.3

Altius acknowledges that all of the common shares issued as part of the Purchase Shares will be subject to a four month restricted period and that the certificates representing such Purchase Shares will bear a legend to that effect.

4.4

Altius agrees that the Purchase Shares shall be issued in 4 certificates each representing 50,000 common shares.  In addition to the restrictive legend noted above in section 4.3, the shares certificates will bear the following legends:

CERTIFICATE	LEGEND
1	No additional legend
2	The shares represented by this certificate may not be sold, transferred or traded until [insert date that is 5 months after the Closing]

3	The shares represented by this certificate may not be sold, transferred or traded until [insert date that is 6 months after the Closing]
4	The shares represented by this certificate may not be sold, transferred or traded until [insert date that is 7 months after the Closing]

4.5

Altius covenants and agrees that, without the prior written consent of Rare Element, it will comply with the terms of the restrictive legends imprinted on the share certificates and will only sell the Purchase Shares in accordance thereto.

5.

ADMINISTRATIVE AUTHORISATION FOR THE TRANSFER

5.1

Closing will be subject to the prior obtaining of the authorization from the Applicable Mining Regulatory Authorities for the transfer of the Mineral Licenses.

5.2

Rare Element shall be responsible for obtaining such approval and for all costs associated therewith.  Altius agrees to promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as Rare Element may reasonably require for the purpose of obtaining the approval of the Applicable Mining Regulatory Authorities.

5.3

If by March 31, 2010 the authorisation mentioned above has not been obtained, or if before such date the Applicable Mining Regulatory Authorities deny the administrative authorization to transfer the Mineral Licenses to Rare Element, this Agreement will be automatically terminated.

6.

CLOSING AND CLOSING DELIVERABLES

6.1

Upon Closing, the parties shall deliver all Closing Deliverables as indicated in sections 6.2 and 6.3 below.

6.2

Upon Closing, Altius shall deliver to Rare Element the following Closing Deliverables:

(a)

evidence, satisfactory to Rare Element, acting reasonably, of the approval of any necessary Government Authority to the transfer of the Mineral Licenses, except for the authorisation to be granted by Applicable Mining Regulatory Authorities, to which section 5 refers;

(b)

a certificate signed by Altius confirming that the representations and warranties listed in section 2.1 are true on Closing Date; and

(c)

such other documents as may be reasonably requested by Rare Element or its legal representative and that can be reasonably delivered by Altius in connection with the Closing and the Purchase and Sale.

6.3

Upon Closing, Rare Element shall deliver to Altius the following Closing Deliverables:

(a)

a copy of resolutions of the board of directors of Rare Element authorizing the purchase of the Mineral Licenses and the execution and delivery of this Agreement;

(b)

4 share certificates each representing 50,000 common shares of Rare Element with the legends imprinted thereon as set forth in sections 4.3 and 4.4;

(c)

evidence, satisfactory to Altius, acting reasonably, of Rare Element having obtained the authorisation to be granted by Applicable Mining Regulatory Authorities, to which section 5 refers;

(d)

evidence, satisfactory to Altius, that the TSX Venture Exchange has accepted the Purchase and Sale;

(e)

a certificate signed by Rare Element confirming that the representations and warranties listed in section 3.1 are true on Closing Date; and

(f)

such other documents as may be reasonably requested by Altius or its legal representative and that can be reasonably delivered by Rare Element in connection with the Closing and the Purchase and Sale.

7.

ROYALTY

7.1

Rare Element agrees that it shall pay Altius the Royalty in accordance with the Royalty Schedule attached as Schedule “B” to this Agreement.

8.

ARBITRATION

8.1

The parties agree that all questions or matters in dispute with respect to the calculation of or amounts taken into account in the determination of the Royalty shall be submitted to arbitration pursuant to the terms hereof.

8.2

It shall be a condition precedent to the right of any party to submit any matter to arbitration pursuant to the provisions hereof, that any party intending to refer any matter to arbitration shall have given not less than 30 days prior written notice of its intention so to do to the other party together with particulars of the matter in dispute. On the expiration of such 30 days, the party who gave such notice may proceed to refer the dispute to arbitration as provided in section 8.3.

8.3

The party desiring arbitration shall appoint one arbitrator, and shall notify the other party of such appointment, and the other party shall, within 10 days after receiving such notice, appoint an arbitrator, and the two arbitrators so named, before proceeding to act, shall, within 10 days of the appointment of the last appointed arbitrator, unanimously agree on the appointment of a third arbitrator to act with them and be chairman of the arbitration herein provided for. If the other party shall fail to appoint an arbitrator within 10 days after receiving notice of the appointment of the first arbitrator, and if the two arbitrators appointed by the parties shall be unable to agree on the appointment of the chairman, the chairman shall be appointed under the provision of the Arbitration Act (British Columbia). Except as specifically otherwise provided in this section, the arbitration herein provided for shall be conducted in accordance with such Act. The chairman, or in the case where only one arbitrator is appointed, the single arbitrator, shall fix a time and place in Vancouver, British Columbia, for the purpose of hearing the evidence and representations of the parties, and he shall preside over the arbitration and determine all questions of procedure not provided for under such Act or this section. After hearing any evidence and representations that the parties may submit, the single arbitrator, or the arbitrators, as the case may be, shall make an award and reduce the same to writing, and deliver one copy thereof to each of the parties. The expense of the arbitration shall be paid as specified in the award.

8.4

The parties may agree that the award of a majority of the arbitrators, or in the case of a single arbitrator, of such arbitrator, shall be final and binding upon each of them.

9.

NOTICES

9.1

Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be sent by prepaid registered mail deposited in a Post Office in Canada addressed to the party entitled to receive the same, or delivered to such party, at the address for such party specified above, in each case directed to the attention of the Secretary.  The date of receipt of such notice, demand or other communication shall be the date of delivery thereof if delivered, or, if given by registered mail as aforesaid, shall be deemed conclusively to be the third day after the same shall have been so mailed except in the case of interruption of postal services for any reason whatever, in which case the date of receipt shall be the date on which the notice, demand or other communication is actually received by the addressee.

9.2

Either party may at any time and from time to time notify the other parties in writing of a change of address and the new address to which notice shall be given to it thereafter until further change.

10.

RELATIONSHIP AND OTHER OPPORTUNITIES – GENERAL

10.1

The rights, privileges, duties, obligations and liabilities, as between the parties, shall be separate and not joint or collective and nothing herein contained shall be construed as creating a partnership, an association, agency or subject as herein specifically provided, a trust of any kind or as imposing upon any of the parties any partnership duty, obligation or liability.  No party is liable for the acts, covenants and agreements of any other party.

11.

GENERAL

11.1

This Agreement shall supersede and replace any other agreement or arrangement, whether oral or written, heretofore existing between the parties in respect of the subject matter of this Agreement and, in particular, shall supersede and replace the Letter of Intent dated November 12, 2009.

11.2

This Agreement is subject to the laws of the Province of Newfoundland and Labrador.

11.3

No consent or waiver expressed or implied by either party in respect of any breach or default by the other in the performance of such other of its obligations hereunder shall be deemed or construed to be a consent to or a waive of any other breach or default.

11.4

The parties shall promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the parties to this Agreement.

11.5

This Agreement shall enure to the benefit of and by binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written

SCHEDULE “A”

DESCRIPTION OF LICENSES

License number	Number of Claims	Number of Hectares
016964M	55	1,375
016965M	146	3,650
016966M	176	4,400
016967M	74	1,850
016968M	108	2,700
016969M	25	625
TOTAL	584	14,600

SCHEDULE “B”

ROYALTY SCHEDULE

1.

Definitions and Interpretation

1.1

In this Royalty Schedule, except as otherwise expressly provided, or unless the context otherwise requires:

1.1.1

“Affiliate” means a corporation which directly or indirectly controls, or is controlled by or is under common control with, a Party.  The term “control” as used herein means the rights to the exercise of, directly or indirectly, more than 50% of the voting rights attributable to the shares of the controlled company.

1.1.2

“Deemed Receipts” shall mean the following:

1.1.2.1

Where Rare Element or its Affiliates produce or have produced any Refined Products through any smelting or refining arrangements or any other transactions that result in the return to, or credit to the account of, Rare Element or its Affiliates of:

A.

refined copper meeting the good delivery requirements of the London Metal Exchange (“LME”) for Grade “A” Copper Cathode or High Grade Copper meeting the COMEX division of the New York Mercantile Exchange (“COMEX”) requirements for delivery (each, “Refined Copper”);

B.

fine gold bullion of .995 or better (“Gold Bullion”);

C.

silver bullion of .9995 or better (“Silver Bullion”); and/or

D.

other Products produced from Intermediate Products through subsequent smelting and/or refining and the outturned metal from which meets the relevant specifications for Refined Products that have prices regularly quoted on the London Metals Exchange (“Other Refined Products”) and in each case produced from Raw Products and/or Intermediate Products produced from the Mineral Licenses;

then notwithstanding anything in this Agreement to the contrary, the term “Deemed Receipts” for such Refined Products shall be deemed to mean the net number of pounds avoirdupois of Refined Copper and/or troy ounces of Gold Bullion and/or Silver Bullion, and/or net number of pounds avoirdupois or other relevant unit of measure for Other Refined Products, as the case may be, returned to, or credited to the account of, Rare Element or its Affiliates by the applicable smelter, refinery or other treatment facility in a calendar quarter, multiplied by:

E.

for Refined Copper, the average of the LME Settlement Price for Grade “A” Copper Cathode in the case of return of LME Grade “A” Copper Cathode or of the COMEX most nearby spot price in the case of return of COMEX High Grade Copper or the equivalent, in each case for the calendar quarter in which such Refined Copper is returned or credited to the account of Rare Element or its Affiliates by such smelter, refinery or other treatment facility;

F.

for Gold Bullion, the average London Bullion Market Association P.M. Gold Fixing for the calendar quarter in which such bullion is so returned or credited;

G.

for Silver Bullion, the average London Bullion Market Association Silver Fixing for the calendar quarter in which such bullion is so returned or credited; and

H.

for Other Refined Products, the average London Metals Exchange prices for such Other Refined Product for the calendar quarter in which such Other Refined Product is so returned or credited.

In the event of any insurance proceeds payable to Rare Element or its Affiliates for any loss or damage to the Intermediate Products prior to receipt at the relevant refinery, smelter or other treatment facility, such insurance proceeds shall be included as revenue in lieu of Deemed Receipts to the extent of such proceeds.

1.1.2.2

The average price for the calendar quarter shall be determined by dividing the sum of all daily prices posted during the relevant calendar quarter by the number of days that prices were posted.  The posted price shall be obtained, in the case of LME Grade “A” copper cathode or COMEX Grade Copper, or Other Refined Products, from Platt’s Metals Price Alert, Metals Week Monthly Averages for the applicable period or Metals Bulletin, but corrected to the official quotations of COMEX or the London Metal Exchange in the event of printing errors, and for other prices, The Wall Street Journal, Reuters, or other reliable source selected by Rare Element.

1.1.2.3

If the LME Settlement Price for Grade “A” Copper Cathode, or the COMEX most nearby spot price for High Grade Copper, the London Bullion Brokers P.M. Gold Fixing or the London Bullion Brokers Silver Fixing, or other relevant LME prices, as the case may be, ceases to be published, the Parties shall agree upon a similar alternative method for determining the average daily spot market price for Refined Copper, Gold Bullion or Silver Bullion, or Other Refined Products, as the case may be, or upon failure to so agree, the average of the daily LME settlement prices during such period, as reasonably determined by Rare Element, shall be used.

In the case where an Intermediate Product is distributed to an Affiliate of Rare Element and such Intermediate Product is converted by such Affiliate or a third Person on behalf of such Affiliate to a Refined Product meeting the standards for determining Deemed Receipts as set forth in this section, then for purposes of calculating Deemed Receipts such Refined Product shall be deemed produced, and the Deemed Receipts received, by Rare Element in the calendar quarter in which the Refined Product is made available to the Affiliate by the smelter or refinery.

1.1.3

“GAAP” shall mean Canadian generally accepted accounting principles.

1.1.4

“Intermediate Products” shall mean concentrates (including without limitation iron ore concentrate, leachates, precipitates, and other concentrates), iron ore pellets, doré, and other intermediate products, if any, produced from Raw Products, but shall not include cathode or Other Refined Products.

1.1.5

“industrial minerals” means any naturally-occurring rock or mineral of economic value, excluding Products. Industrial minerals shall not include any material mined from the Mineral Licenses for use by Rare Element for roads, foundations, concrete or other construction or industrial uses on or relating to the Mineral Licenses or material that is processed that did not originate from the Mineral Licenses, and shall not include any material that is not recovered for commercial sale from ores extracted from the Mineral Licenses; provided that any such material which is used by Rare Element in the iron ore pelletization process shall be included in industrial minerals.

1.1.6

“iron ore pellets” shall mean a product obtained by pelletizing iron ore or iron ore concentrates, suitable for iron making in blast furnaces.

1.1.7

 “Physical Product Receipts” means, if Raw Products or Intermediate Products are sold by Rare Element to a smelter, refinery, pelletization facility or other purchaser, the amounts paid to Rare Element from such sale.

1.1.8

“Products” shall mean Raw Products, Intermediate Products and Refined Products produced, sold, delivered and shipped from the Mineral Licenses.  Products shall not include any material mined from the Mineral Licenses for use by Rare Element for roads, foundations, concrete or other construction or industrial uses on or relating to the Mineral Licenses or material that is processed that did not originate from the Mineral Licenses, and shall not include any material that is not recovered for commercial sale from ores extracted from the Mineral Licenses.

1.1.9

“Raw Products” shall mean ore including without limitation iron ore produced from the Mineral Licenses in the form of run of mine ore, direct shipment ore and other similar crude or raw ore produced from the Mineral Licenses without further processing other than crushing.

1.1.10

“Refined Products” shall mean Gold Bullion, Silver Bullion, cathode and other Refined Copper, and Other Refined Products produced from Intermediate Products through refining and/or smelting or equivalent treatment operations.

1.1.11

“Receipts” shall be the sum of Physical Product Receipts and Deemed Receipts for the applicable calendar quarter.

1.1.12

“Royalty Percentage” means 2.0% unless otherwise reduced in accordance with section 4 of this Royalty Schedule.

2.

Royalty

2.1

Rare Element hereby agrees to pay to Altius a gross overriding royalty (in this Royalty Schedule, the “Royalty”) in perpetuity equal to the Royalty Percentage multiplied by the Receipts.

3.

Computation and Payment

3.1

Royalty.  To compute the Royalty, Rare Element shall multiply the Receipts by the Royalty Percentage for the calendar quarter.

3.2

Payments.  When Royalty payments are due and owing, Rare Element shall pay to Altius the amount due within 45 days after the end of the calendar quarter for which such computation is made, and shall deliver with such payment a copy of the calculations used in connection with such payment.  Any overpayments or underpayments shall be corrected in the next calendar quarter following determination of such adjustment. All payments shall be made by bank cheque delivered to the address of Altius or via wire payment to the account of Altius.

3.3

Exceptions.  All Royalty payments shall be considered final and in full satisfaction of all obligations of Rare Element with respect thereto, unless Altius gives Rare Element written notice describing and setting forth a specific objection to the calculation thereof within twelve months after receipt by Altius of the statement herein provided for.  If Altius objects to a particular statement as herein provided, Altius shall, for a period of 30 days after Rare Element’s receipt of notice of such objection, have the right, upon reasonable notice and at a reasonable time, to have Rare Element’s accounts and records relating to the calculation of the Royalty in question audited by a chartered accountant acceptable to Altius and to Rare Element.  If such audit determines that there has been a deficiency or an excess in the payment made to Altius such deficiency or excess shall be resolved by adjusting the next quarterly Royalty payment due hereunder.  Altius shall pay all costs of such audit unless a deficiency of more than 10% of the amount due is determined to exist.  Rare Element on its own account shall pay the costs of such audit if a deficiency of more than 10% of the amount due is determined to exist.  All books and records used by Rare Element to calculate the Royalty shall be kept in accordance with GAAP.  Failure on the part of Altius to make claim on Rare Element for adjustment in such twelve month period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

3.4

Trading Activities.  All profits and losses resulting from Rare Element engaging in any commodity futures trading, option trading, metals trading, gold loans or any combination thereof, and any other hedging transactions with respect to mineral products (collectively, “Hedging Transactions”) are specifically excluded from calculations of the Royalty, it being understood by the parties that Rare Element may engage in speculative hedging trading activities for its own account. All Hedging Transactions by Rare Element and all profits or losses associated therewith, if any, shall be solely for Rare Element’s account, irrespective of whether or not mineral products are delivered in fulfilment of such obligations.

3.5

Accounting Principles.  All computations under this Agreement shall be determined in accordance with GAAP as applied by Rare Element.

3.6

Withholding.  Rare Element may deduct and withhold from payments due to Altius hereunder such amounts as may be required by the Mineral and Mining Rights Tax Act, 2002, S.N.L. 2002, c. M-16.1 and Regulations thereunder as the same may be amended from time to time or other applicable legislation.

4.

Right of Purchase

4.1

Rare Element may, at any time, cause the Royalty Percentage to be reduced from 2.0% to 1.0% by making a cash payment to Altius in the amount of Cdn$2,500,000 provided that the Royalty shall continue to be calculated and to accrue at the rate of 2.0% until the date of such payment.

5.

Commingling

5.1

Rare Element shall have the right to commingle ore, concentrates, minerals and other material mined and removed from the Mineral Licenses from which Products are to be produced, with ore, concentrates, minerals and other material mined and removed from other lands and property; provided, however, that Rare Element shall calculate from representative samples the average grade thereof and other measures as are appropriate, and shall weigh (or calculate by volume) the material before commingling.  In obtaining representative samples, calculating the average grade of the ore and average recovery percentages, Rare Element may use any procedures accepted in the mining and metallurgical industry which it believes suitable for the type of mining and processing activity being conducted and, in the absence of fraud, its choice of such procedures shall be final and binding on Altius.

6.

No Implied Covenants

6.1

No Implied Covenants.  There are no implied covenants or duties on the part of Rare Element to Altius, whether relating to the exploration, development or mining of the Mineral Licenses, the marketing or sale of Products or otherwise. Without limiting the generality of the foregoing, Rare Element is not under any obligation to explore, develop or produce Products from the Mineral Licenses or to continue production once commenced and Rare Element has the unfettered right to suspend, curtail or terminate any such operation or activity as it in its sole discretion may determine.

6.2

No Fiduciary Duties.  Nothing herein shall be construed to create, expressly or by implication, a fiduciary relationship or a partnership between Rare Element and Altius.

7.

Change In Ownership

7.1

No change or division in the ownership of the Royalty, however accomplished, shall enlarge the obligations or diminish the rights of Rare Element.  Altius covenants that any change in ownership of the Royalty shall be accomplished in such a manner that Rare Element shall be required to make payments and give notice to no more than one person, and upon breach of this covenant, Rare Element may retain all payments otherwise due in escrow until the breach has been cured.

8.

Nature of Royalty

8.1

If and to the extent permitted under applicable law, the Royalty creates a direct real property interest in the Mineral Licenses and constitutes a covenant running with the Mineral Licenses. Any expense associated with establishing, registering or perfecting the Royalty as a real property interest shall be for the account of the person or entity requesting such registration.